Exhibit 99.1

December 2016 NASDAQ: AKTX Copyright Akari Therapeutics, Plc 2016

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this presentation constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act and are usually identified by the use of words such as "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "seeks," "should," "will," and variations of such words or similar expressions. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act and are making this statement for purposes of complying with those safe harbor provisions. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Risks and uncertainties for our company include, but are not limited to: an inability or delay in obtaining required regulatory approvals for Coversin and any other product candidates, which may result in unexpected cost expenditures; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for Coversin and any other product candidates and unexpected costs that may result therefrom; failure to realize any value of Coversin and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing products; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for Coversin or other product candidates may not be as large as expected; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; unexpected cost increases and pricing pressures; and uncertainty of our ability to raise capital and our inability to meet working capital needs. Many of these factors that will determine actual results are beyond our ability to control or predict. For a discussion of the factors that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, see the "Risk Factors" section of our most recently filed 10K. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The statements made in this press release speak only as of the date stated herein, and subsequent events and developments may cause our expectations and beliefs to change. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this news release to reflect subsequent information, events, results or circumstances or otherwise. While we may elect to update these forward-looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, whether as a result of new information, future events or otherwise, except as required by law.

Copyright Akari Therapeutics, Plc 2016

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Agenda • Introduction – Dr. Gur Roshwalb • Phase 1b trial – Dr. Wynne Weston - Davies • Soliris ® resistance – Dr. Petra Muus • PNH – Dr. Anita Hill • Development pipeline – Dr. Gur Roshwalb • Coversin LA – Clive Richardson Copyright Akari Therapeutics, Plc 2016 2

Exploiting the Power of Nature: Coversin and Other Tick - Derived Proteins Advancing Clinical Program Daily To Weekly Dosing New Discovery Platform • Resistant patient successfully on therapy for 9 months • Phase 2 PNH patients identified; 90 day data expected March 2017 • Phase 3 expected to commence mid 2017 • New compounds expected into FTIH trials in 2017/18 ‒ Tick - derived anti - inflammatory molecules ‒ Engineered molecules based on tick proteins • Phase 1b complete ablation with once - daily dosing • Coversin LA preclinical results support once - weekly • Strong patient support for subcutaneous delivery Copyright Akari Therapeutics, Plc 2016 3

Phase 1 Phase 3 2018 2016 2017 Phase 2/3 Phase 3 Ongoing treatment/potential regulatory pathway Phase 3 Preclinical Phase 2 Phase 2 Current Clinical Timeline 2019 Eculizumab Resistance PNH aHUS GBS Coversin LA Phase 2 Copyright Akari Therapeutics, Plc 2016 4

0 20 40 60 80 100 120 140 1 7 13 19 25 31 37 43 49 55 61 67 73 79 85 91 97 103 109 115 121 127 133 139 145 151 157 163 169 175 181 187 193 CH50 U Eq/L Hours PNH Phase Ib Trial: Daily Dosing Gives Full Ablation at Target Maintenance Dose • Subjects received ablating 4 injections 12 hourly for 2 days, then once daily for 5 days • Samples taken 12 hours (first 4 doses) or 24 hours (last 5 doses) after previous dose • No injection site reactions • Confirmatory cohort in progress at selected optimal dose for 21 days CH50 below 8.0 is lower than limit of quantitation so mean of these results shown (4.0 U Eq /L) Placebo (n=5) 22.5 mg cohort 30 mg cohort 15 mg cohort Last dose Copyright Akari Therapeutics, Plc 2016 5

PNH Phase Ib Trial: Alignment of CH50 Elisa and Lytic Results* Time from first dose (h) 0 20 40 60 80 100 120 0 24 48 72 96 120 144 168 192 CH50 U Eq /ml Lytic CH50 0 20 40 60 80 100 120 0 24 48 72 96 120 144 168 192 Placebo Last Coversin dose Placebo Cohort 1 (30 mg) Cohort 2 (22.5 mg) Cohort 1 (30 mg) Cohort 2 (22.5 mg) * 30 mg and 22.5 mg effective doses only shown Copyright Akari Therapeutics, Plc 2016 6

Dr. Petra Muus
Internist Hematologist

PNH Expert Center, Dept Hematology,

Radboudumc Nijmegen, the Netherlands

- Dr. Saskia Langemeijer, internist hematologist
- Dr. Marten Nijziel, internist hematologist
- Dr. Saskia Schols, internist hematologist
- Ankie Sneek, dedicated PNH nursing team
- Ing. Bas van Haren, Hemato-Oncology Trial Data Center

Radboudumc

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0 20 40 60 80 100 120 140 0 200 400 600 800 1,000 1,200 1,400 1 11 21 31 41 51 61 71 81 91 101 111 121 131 141 151 161 171 181 191 201 211 221 231 241 251 261 LDH CH50 Successful Treatment of Eculizumab - Resistant Patient • Eculizumab - resistant PNH patient treated*since February ‒ Continues to self - inject ‒ Symptom free • Since day 18: ‒ No dose changes ‒ No haemolytic episodes ‒ CH50 <8.0 U Eq /mL (lower limit of quantification) • Well tolerated (no drug - related AEs) * Pursuant to an approved clinical protocol in the Netherlands LDH (IU/ml) CH50 U Eq /mL DAYS 1.5X LDH ULM (375 I U/L) 2016 EH, Saskia Langemeijier, University of Radboud, Nijmegen Initial dose finding for first treated patient Copyright Akari Therapeutics, Plc 2016 8

Resistant Patient: No Neutralizing Antibodies to Date Coversin 0 20 40 60 80 100 120 PNS Anti-Cov Rb Day 0 Day 16 Day 34 Day 58 Day 83 Day 125 Day 153 Day 181 Day 205 Day 237 Anti-Cov Rb % inhibition of lysis • Antibody first detectable after 2 weeks • Response peaks at 9 weeks, then declines to stable level • Antibody is low titre undetectable by ELISA • Purified IgG antibody is non - neutralizing + ve * CTR 14 17 21 9 kDa Days since first dose + ve * CTR Coversin * Positive control (+ ve CTR) rabbit anti - Coversin serum used at 1:8000 dilution, all patient serum samples used at 1:200 dilution 0 16 237 34 58 83 125 153 205 181 Copyright Akari Therapeutics, Plc 2016 9

Dr. Anita Hill Dr. Anita Hill MBChB (Hons), MRCP, FRCPath , PhD • Lead investigator COBALT • Consultant Haematologist, Honorary Associate Professor, and Clinical Lead, National PNH Service & Leeds Teaching Hospitals • Former Consultant Haematologist and Clinical Lead for Bradford Teaching Hospitals NHS Foundation Trust • Member of Royal College of Pathologists, the British Society of Haematology , and the International PNH Interest Group Copyright Akari Therapeutics, Plc 2016 10

Potential Advantages of Coversin • Subcutaneous delivery • CH50 control on a daily basis • LTB4 benefits / thrombosis • Tissue penetration • Activity even in p.Arg885His mutation / resistant patients Copyright Akari Therapeutics, Plc 2016 11

PNH Phase 2 and Phase 3 • Trial initiation expected summer 2017 • Working with network of leading PNH centers • Undergoing scientific advice with EMA & FDA Phase 2 Ongoing Phase 3 2017 • Full data expected March 2017 • Leading PNH treatment centers in EU • Primary efficacy endpoint: LDH at 28 days • Secondary efficacy endpoints: Hgb, transfusions, hemoglobinuria, CH50, and quality of life Copyright Akari Therapeutics, Plc 2016 12

Pipeline of tick - derived molecules selected to suppress mediators of chronic inflammation in wide range of orphan disorders Exploiting The Power Of Nature: Akari Discovery Platform Coversin engineered molecules targeted to complement pathway New Akari tick - derived anti - inflammatory molecules • Extended half life (LA) • Tissue targeting • Eicosanoid pathway (LTB4) • Bioamine pathway (Histamine) • Complement pathway ( RaCi ) Copyright Akari Therapeutics, Plc 2016 13

Benefits of Nature - Derived Platform From Tick - Based Compounds • 300 million years of development • Predominantly lipocalins – Stable – Easily engineered • Ligand capture • Tight binding • Ability to engineer Copyright Akari Therapeutics, Plc 2016 14

Once-Weekly Formulation Coversin LA

- Addition of 600 Pro-Ala-Ser amino acids (PASylation™)
- Increases MW from 17 to 68 kDa
  - Apparent ~600 kDa MW
- No toxicity in rat model at high multiple of expected maintenance dose in man
- Terminal half life based on mouse and rat models, est. at 4 days
- Highly soluble, fully active and bioavailable
- Phase 1 clinical study - expected timing 4Q 2017

Human PK Simulation
Free C5 Following Single Dose



C5 (mg)
200
150
100
50
0
5%
Coversin
PAS Coversin
0
12
24
36
48
72
96
120
144
Time (h)

Evidence to date supports projection of weekly dosing regime in humans

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Tissue Targeting Coversin Program • Coversin targeted to specific tissues by fusing peptides to N - terminal • First condition is myasthenia gravis (MG) – Neuromuscular junction (NMJ) using targeted aptamer – Dose expected to be <20% of that for other C5 indications – Potential benefits: ▪ Reduced infection risk ▪ Lower cost of treatment; potentially larger patient population ▪ Improved efficacy – Phase 1 trials – expected by mid - 2018 • Option for targeting other binding sites Copyright Akari Therapeutics, Plc 2016 16

Coversin Tissue Targeting: NMJ

- Coversin linked to peptide which binds laminin γ1
  - Differentially concentrates at basal lamina of NMJ
- Immunohistochemical analysis in mice shows that Coversin-laminin construct – unlike Coversin alone - concentrates to NMJ of diaphragm and tibialis muscles
- No evidence of weakness by standard behavioral testing



Anti-rEV576
BTX
merge
rEV-laminin
Diaphragm
Tibialis
rEV alone
Diaphragm

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Coversin Dual Action Additive Benefit C5 + LTB4 Roversi P et al. J Biol Chem 288: 18789; 2013 Immune - Complex Mediated Acute Lung Injury Mouse Model Significant decline in inflammatory markers Complement and LTB4 - equal & additive roles * Proteins only ** LTB 4 (0:1, outer) or ethanol (0:0, central) only 4 : 1 2 : 1 1 : 1 4 : 0 * 0.5 : 1 + ve and – ve controls** Molar ratio protein:LTB4 Ovalbumin Coversin Anti - C5 C oversin Blocks Effects of LTB4 on Human Skin Copyright Akari Therapeutics, Plc 2016 18

Q&A Copyright Akari Therapeutics, Plc 2016 19

December 2016 NASDAQ: AKTX Copyright Akari Therapeutics, Plc 2016